Exhibit 99.1

TEMBEC INC.

MATERIAL CHANGE REPORT
Form 51-102F3

ITEM 1:	NAME AND ADDRESS OF COMPANY

TEMBEC INC.
800 René-Lévesque Blvd. West, Suite 1050
Montréal, Québec
H3B 1X9

ITEM 2:	DATE OF MATERIAL CHANGE

November 28, 2011

ITEM 3:	NEWS RELEASE

A press release was issued by Tembec Inc. (“Tembec”) on November 28, 2011 through the services of Canada NewsWire.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Tembec announced that it has reached an agreement to sell its British Columbia Southern Interior wood products assets to Canfor Corporation for a purchase price of $60 million, which includes working capital. Canfor has agreed to purchase Tembec’s Elko and Canal Flats sawmills and the associated Crown tenures which consist of approximately 1.1 million cubic meters of combined Crown, private land and contract annual allowable cut. Closing of the contemplated transaction is expected to occur late in the first calendar quarter of 2012 and is subject to regulatory approvals and customary closing conditions. A copy of the definitive agreement will be available on SEDAR.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See press release attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

None.

ITEM 8:	EXECUTIVE OFFICER

The following officer of Tembec Inc. is knowledgeable about the material change and this report:
Patrick LeBel
Vice President, General Counsel and Corporate Secretary
(514) 871-1473

ITEM 9:	DATE OF REPORT

Dated at Montréal, this 8th day of December, 2011.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec to sell its British Columbia wood products assets

Montreal (Quebec), November 28, 2011 – Tembec announced today that it has reached an agreement to sell its British Columbia Southern Interior wood products assets to Canfor Corporation for a purchase price of $60 million, which includes working capital. Canfor has agreed to purchase Tembec’s Elko and Canal Flats sawmills and the associated Crown tenures which consist of approximately 1.1 million cubic meters of combined Crown, private land and contract annual allowable cut. Closing of the contemplated transaction is expected to occur late in the first calendar quarter 2012 and is subject to regulatory approvals and customary closing conditions. The transaction will include a long-term agreement to provide residual fiber supply for Tembec’s NBSK pulp mill located in Skookumchuck, British Columbia.

Tembec management has met with employees to inform them of the Company’s proposed transaction.

“This transaction is an important step in the ongoing reshaping of our business portfolio and geographical footprint to maximize shareholder value, while remaining committed to the lumber business,” stated Tembec President and Chief Executive Officer James Lopez. “We continue to seek opportunities to participate in the consolidation that is changing the forest products industry for the better, creating stronger and more focused companies."

“We are very pleased to be selling this part of our business to Canfor, a company with such a longstanding reputation in the industry. Under the leadership of President and CEO Don Kayne, Canfor is well known for its significant capital investment programs and we feel that Elko and Canal Flats sawmills will greatly benefit from joining this well-managed Company,” underlined Mr. Lopez.

Approximately 455 employees are included in the transaction. The Elko and Canal Flats sawmills employ some 165 people on each site. The remaining employees include 33 forest management workers and roughly 90 staff located in Cranbrook head office and associated Tembec field sites. Tembec acquired the Elko and Canal Flats sawmills in 1999 as part of the acquisition of Crestbrook Forest Industries Ltd.

Tembec also operates two other plants in British Columbia: a NBSK pulp mill in Skookumchuck, which employs 280 people and a high-yield pulp mill in Chetwynd, which employs 140 people. These operations will not be affected by the contemplated transaction.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. Additional information on Tembec is available on its website at www.tembec.com.

Canfor is a leading integrated forest products company based in Vancouver, British Columbia (BC) with operations in BC, Alberta, Quebec, Washington State, and North and South Carolina. The Company produces primarily softwood lumber and also produces oriented strand board (OSB), remanufactured lumber products and specialized wood products. As of March 2011, Canfor and Canfor Pulp directly employ approximately 4,690 people as well as an additional 2,200 contractors.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Information:	Linda Coates
Vice President, Communications and Public Affairs
Tel.: 416 775-2819
linda.coates@tembec.com

Michel Dumas
Executive Vice President and Chief Financial Officer
Tel.: 819 627-4268
michel.dumas@tembec.com